Sticker to Prospectus

The Prospectus for ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) consists of (1) this sticker, (2) the Prospectus, dated May 5, 2010, and (3) this Supplement No. 1, dated May 14, 2010, which contains information related to the current status of the offering, provides information regarding certain transactions entered into by Fund Fourteen, updates certain information regarding funds sponsored by affiliates of Fund Fourteen’s General Partner, and updates certain financial information in the Prospectus.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-153849

ICON EQUIPMENT AND CORPORATE INFRASTRUCTURE FUND FOURTEEN, L.P.

SUPPLEMENT NO. 1
DATED MAY 14, 2010

TO PROSPECTUS DATED
MAY 5, 2010

Summary

We are providing you with this Supplement No. 1, dated May 14, 2010, to update the Prospectus, dated May 5, 2010.  The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) Prospectus.  This Supplement No. 1 forms a part of, and must be accompanied or preceded by, the Prospectus.

The primary purposes of this Supplement No. 1 are to:

•	Describe the current status of the offering;

•	Provide information regarding certain transactions entered into by Fund Fourteen;

•	Update certain information regarding funds sponsored by affiliates of Fund Fourteen’s general partner, ICON GP 14, LLC (the “General Partner”); and

•	Update certain financial information of Fund Fourteen to March 31, 2010.

Current Status of the Offering

The initial closing date for Fund Fourteen was June 19, 2009, the date at which Fund Fourteen had raised $1,200,000 and reached the minimum offering amount.  On August 27, 2009, Fund Fourteen achieved the $20,000,000 minimum offering for the Commonwealth of Pennsylvania and the State of Tennessee.  As of May 10, 2010, 114,399 limited partnership interests have been sold to 3,320 limited partners, representing $114,077,945 of capital contributions to Fund Fourteen.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through May 10, 2010, Fund Fourteen paid and/or accrued the following fees in connection with its offering of its limited partnership interests:  (i) sales commissions to third parties in the amount of $7,778,139 and (ii) underwriting fees to affiliated parties in the amount of $3,345,731.  Through May 10, 2010, organizational and offering expenses in the amount of $1,848,789 were paid or incurred by Fund Fourteen, its General Partner, or its General Partner’s affiliates.  These fees and expense reimbursements are described on pages 35 and 36 of the Prospectus.

Recent Transactions

On April 1, 2010, Fund Fourteen sold to an unaffiliated third party, Hardwood Partners, LLC: (i) 4.805% of its interest in ICON Quattro, LLC for the purchase price of $450,000, (ii) 4.467% of its interest in ICON Atlas, LLC for the purchase price of $450,000, (iii) 2.384% of its interest in ICON ION, LLC for the purchase price of $450,000 and (iv) 9.084% of its interest in ICON Global Crossing VI, LLC for the purchase price of $1,000,000.

On May 13, 2010, ICON Coach II, LLC purchased fifteen 2010 MCI J4500 motor coach buses from Motor Coach Industries, Inc. for the purchase price of $5,865,450 and simultaneously leased the buses to Lakefront Lines, Inc. The buses are subject to a sixty-month lease that will commence on June 1, 2010. Lakefront Lines, Inc. paid interim rent for the period from May 13, 2010 through May 31, 2010. The obligations of Lakefront Lines, Inc. are guaranteed by Coach America Holdings, Inc. and CUSA, LLC.

Funds Sponsored by Affiliates of Fund Fourteen’s General Partner

The disclosure under the heading “Funds Sponsored by Affiliates of Our General Partner – Recent Potentially Adverse Business Developments or Conditions” on pages 59 through 63 of the Prospectus, dated May 5, 2010, is hereby replaced in its entirety by the following:

Recent Potentially Adverse Business Developments or Conditions

In general, the global credit markets have deteriorated significantly over the past two years. As a result, our Investment Manager has evaluated the impact of the condition of the credit markets on our ability to obtain debt financing in the future should it be desirable and does not expect that there will be any material impact on our ability to obtain debt financing in the future if it is desirable. As discussed above, we expect to rely less on the use of significant non-recourse indebtedness to achieve our investment objectives than the other equipment leasing and finance funds sponsored by previous management and, therefore, our Investment Manager believes that we can meet our investment objectives even if we are unable to obtain debt financing on satisfactory terms.

Recent statistical data on domestic financing markets indicates that domestic financing volume in general and equipment leasing volume in particular has generally deteriorated over the past two years. As noted previously, while some of the reduction in the domestic market in general is due to voluntary and involuntary deleveraging by corporate borrowers, some of the other main factors cited for the decline in outstanding commercial lending and financing volume include the following:

•	lack of liquidity to provide new financing and/or refinancing;

•
heightened credit standards and lending criteria (including ever-increasing spreads, fees, and other costs, as well as lower advance rates and shorter tenors, among other factors) that have hampered some demand for and issuance of new financing and/or refinancing;

•	net charge offs of and write-downs on outstanding financings; and

•
many lenders being sidetracked from providing new lending by industry consolidation, management of existing portfolios and relationships, and amendments (principally covenant relief and “amend and extend”).

In addition, the volume of issuance of high yield bonds and, to a lesser extent, investment grade bonds has risen significantly over the past few quarters, a significant portion of the proceeds of which have been used to pay down and/or refinance existing commercial and industrial loans. As a result, financial institutions and other financing providers with liquidity to provide financing can do so selectively, at higher spreads and other more favorable terms than have been available in many years.

A significant portion of the statistical data regarding the domestic equipment financing market’s performance is provided by the equipment financing divisions of commercial and industrial banks, large independent leasing and finance companies, and captive and vendor leasing and finance companies. These institutions generally provide financing to companies seeking to lease or finance small ticket and micro ticket equipment, use credit scoring methodologies to underwrite a lessee’s or borrower’s creditworthiness, and rely heavily on the issuance of commercial paper and/or lines of credit from other financial institutions to finance new business. On the other hand, our investment objectives and strategy focus on financing middle- to large-ticket, business-essential equipment and other capital assets, we typically underwrite and structure such financing in a manner similar to providers of senior indebtedness (i.e., our underwriting includes both creditworthiness and asset due diligence and considerations and our structuring often includes guarantees, equity pledges, warrants, liens on related assets, etc.), and we are not reliant on receiving outside financing through the issuance of commercial paper or from lines of credit to finance new business or meet our investment objectives. Accordingly, the performance of the overall equipment financing market is not directly correlated to our performance and our Investment Manager does not expect that there will be any material adverse impact on the demand for the Capital Assets that we will in the future acquire or invest in. Moreover, in light of the tightening of the credit markets, our Investment Manager has reviewed and expects to continue to review more potential financing opportunities than it has in its history. As such, because we focus on providing structured financing to companies that are either under-banked or unappreciated by conventional finance sources, or have become so due to conditions in the credit markets, we expect to be able to capitalize on making favorable investments that will in turn enable us to meet our investment objectives.

The U.S. economy entered into a recession in December 2007 and the rate of payment defaults by borrowers generally has risen significantly since. Nevertheless, since the onset of the recession, none of the other equipment leasing and financing funds managed by our Investment Manager have experienced any material defaults in payment to them that our Investment Manager expects would materially impact their liquidity, cash flows or profitability. Some of these funds have disclosed certain potentially adverse business developments or conditions in their Annual Reports on Form 10-K for the years ended December 31, 2009 and 2008 and their Quarterly Reports on Form 10-Q for the period ended March 31, 2010. Except as disclosed above, our Investment Manager does not expect that any of these events will materially impact such funds’ liquidity, cash flows or profitability at this time. These events include:

(i)
On September 5, 2008, several of our affiliates entered into an amended forbearance agreement with MW Universal, Inc. (“MWU”), LC Manufacturing, LLC (“LC Manufacturing”), MW Crow, Inc. (“Crow”) and seven other subsidiaries of MWU (collectively, the “MWU entities”) to cure certain non-payment related defaults by the MWU entities under their lease covenants. The terms of the agreement included, among other things, the pledge of additional collateral and the grant of a warrant for the purchase of 12% of the fully diluted common stock of MWU. On February 27, 2009, several of our affiliates entered into a further amended forbearance agreement with the MWU entities to cure certain lease defaults. In consideration for restructuring LC Manufacturing’s lease payment schedule, one of our affiliates received, among other things, a warrant to purchase 10% of the fully diluted membership interests of LC Manufacturing, at an aggregate exercise price of $1,000, exercisable until March 31, 2015. The forbearance agreement, as amended, was entered into to provide the MWU entities with additional flexibility during these tough economic times, while at the same time attempting to preserve our affiliates’ projected economic return on their investments. On June 1, 2009, our affiliate amended and restructured the master lease agreement with LC Manufacturing to reduce the assets under lease and entered into a new 43-month lease with Metavation, LLC for the assets previously under lease with LC Manufacturing. In consideration for restructuring LC Manufacturing’s lease payment schedule, our affiliate received a warrant to purchase 65% of the fully diluted membership interests of LC Manufacturing, at an aggregate exercise price of $1,000, exercisable until March 31, 2015. On January 13, 2010, our affiliate further amended the lease with LC Manufacturing to reduce LC Manufacturing’s payment obligations under the lease and to provide our affiliate with an excess cash flow sweep in the event that excess cash flow becomes available in the future;

(ii)
On January 21, 2009, Fund Nine filed a lawsuit in the U.S. District Court for the Southern District of New York against Wildwood Industries, Inc. (a Fund Nine lessee, “Wildwood”) and its owners who guaranteed Wildwood’s obligations for breaches of the leases and guarantees related to Wildwood’s failure to make rental payments. On March 5, 2009, an involuntary petition under Chapter 11 of the U.S. Bankruptcy Code was filed against Wildwood by three of Wildwood’s creditors in U.S. Bankruptcy Court. On September 18, 2009, the involuntary petition under Chapter 11 was converted into a proceeding under Chapter 7 by the U.S. Bankruptcy Court Trustee. Fund Nine does not expect to receive any further recovery from Wildwood;

(iii)
On February 11, 2009, Pliant Corporation (“Pliant”) (a lessee of a joint venture between Fund Eleven and Fund Twelve) commenced a voluntary Chapter 11 proceeding in U.S. Bankruptcy Court to eliminate all of its high yield debt. In connection with this action, Pliant submitted a financial restructuring plan to eliminate its debt as part of a pre-negotiated package with its high yield creditors. On September 22, 2009, Pliant assumed its lease with our affiliates’ joint venture and on December 3, 2009, Pliant emerged from bankruptcy. To date, Pliant has made all of its lease payments;

(iv)
On February 17, 2009, Appleton Papers, Inc. (a Fund Twelve borrower, “Appleton”) notified Fund Twelve that it was in breach of a financial covenant contained in its secured term loans. As a result of this breach, the parties agreed to increase the interest rate on the term note from 12.5% to 14.25% per year beginning with the payment due on March 1, 2009. On February 26, 2010, Fund Twelve amended certain financial covenants in the loan agreement with Appleton. In consideration for amending the loan agreement, Fund Twelve received an amendment fee in the amount of approximately $117,000 from Appleton;

(v)
On March 1, 2009, Spansion LLC (a Fund Nine lessee, “Spansion”) filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court. On March 12, 2009, Spansion rejected the two leases that were renewed on April 1, 2008. The equipment under these two leases was returned on June 3, 2009. Based on our Investment Manager’s assessment of the equipment and knowledge of the market for such equipment, Fund Nine recorded an impairment charge for the year ended December 31, 2009. In addition, Spansion affirmed a lease that was extended on July 1, 2008. On July 29, 2009, Fund Nine sold all of the equipment subject to the affirmed lease to Spansion. On February 22, 2010, the U.S. Bankruptcy Court approved a stipulation between Fund Nine and Spansion allowing Fund Nine’s administrative expense claim in the amount of $89,813 and unsecured claim in the amount of $268,987. On March 22, 2010, Fund Nine sold its unsecured claim to a third party for $161,392.20. During the three months ended March 31, 2010, Fund Nine sold the equipment subject to the rejected leases for approximately $91,000;

(vi)
Fund Ten restructured its lease financing with Premier Telecom Contracts Limited (“Premier”) in exchange for control of the equity of Premier’s parent company until such time as Fund Ten receives its expected return on its investment. In addition, during 2009, Fund Ten recorded an impairment loss of approximately $1,513,000 related to Premier;

(vii)
Fund Eleven restructured the payment obligations of MWU and another of its subsidiaries, W Forge Holdings, Inc. (“W. Forge”), in a manner that should permit such parties to have additional flexibility during these tough economic times, while at the same time attempting to preserve Fund Eleven’s projected economic return on its investment. In consideration for this restructuring, Fund Eleven received, among other things, a $200,000 arrangement fee payable at the conclusion of the lease term and a warrant to purchase 20% of the fully diluted common stock of W. Forge, at an exercise price of $0.01 per share, exercisable for a period of five years from the grant date. Subsequently, as further consideration for additional restructuring of W. Forge’s lease payment schedule, Fund Eleven received a warrant from W. Forge to purchase an additional 20% of its fully diluted common stock, at an aggregate purchase price of $1,000, exercisable until March 31, 2015. On December 31, 2009, Fund Eleven and W. Forge agreed to terminate their lease. Simultaneously with the termination, Fund Eleven sold the equipment to W. Forge;

(viii)
On April 15, 2009, Groupe Henri Heuliez (the guarantor of Fund Eleven’s leases with Heuliez SA (“HSA”) and Heuliez Investissements SNC (“Heuliez”)) and HSA filed for “Redressement Judiciaire,” a proceeding under French law similar to a Chapter 11 reorganization under the U.S. Bankruptcy Code. Heuliez subsequently filed for Redressement Judiciaire on June 10, 2009. Since the time of the Redressement Judiciaire filings, two French government agencies agreed to provide Heuliez with financial support and a third party, Bernard Krief Consultants (“BKC”), agreed to purchase Heuliez. On July 8, 2009, the French Commercial Court approved the sale of Heuliez to BKC, which approval included the transfer of Fund Eleven’s leases. Subsequently, BKC defaulted on its obligation to purchase Heuliez. The administrator for the Redressement Judiciaire is actively marketing Heuliez for sale. At this time, it is not possible to determine Fund Eleven’s ability to collect the remaining rental payments due to it under the leases;

(ix)
On July 28, 2009, Fund Ten terminated its lease with MW Monroe Plastics, Inc., a subsidiary of MWU (“Monroe”), and transferred title to the machining and metal working equipment to Cerion MPI, LLC (“MPI”), an affiliate of Monroe, in consideration for MPI transferring title to equipment of at least equal or greater fair market value to Fund Ten. Beginning August 1, 2009, Fund Ten entered into a lease with MPI for such equipment for a term of 41 months;

(x)
Due to the global downturn in the automotive industry, Sealynx Automotive Transieres SAS (a Fund Twelve lessee, “Sealynx”) requested a restructuring of its lease payments. Fund Twelve agreed to reduce Sealynx’s lease payments during the three months ended September 30, 2009. On January 4, 2010, Fund Twelve restructured Sealynx’s payment obligations under its lease to provide Sealynx with cash flow flexibility while at the same time attempting to preserve Fund Twelve’s projected economic return on its investment. As additional security for restructuring the payment obligations, Fund Twelve received an additional mortgage on certain real property owned by Sealynx in Charleval, France;

(xi)
On September 23, 2009, Fund Eleven defaulted on a non-recourse long-term loan with Fortis Bank NV/SA related to the four Handymax product tankers, the M/T Doubtless, the M/T Faithful, the M/T Spotless, and the M/T Vanguard, due to the failure to make required payments under the loan agreement following the termination of the bareboat charters. In addition, during 2009, Fund Eleven recognized a non-cash impairment charge of approximately $5,827,000 relating to the write down in value of the M/T Faithful. No amount of this impairment charge represents a cash expenditure and it is not expected that any amount of this impairment charge will result in any future cash expenditures. On April 1, 2010, Fund Eleven amended the terms of the loan with Fortis Bank NV/SA, at which time Fortis Bank NV/SA agreed to waive all defaults under the loan. On April 30, 2010, in connection with the amendment of the loan, the time charters underlying the M/T Doubtless, the M/T Spotless and the M/T Vanguard were extended until November 2010;

(xii)
In October 2009, certain facts came to light that led our Investment Manager to believe that Equipment Acquisition Resources, Inc. (a lessee of a joint venture between Fund Eleven and Fund Twelve, “EAR”) was perpetrating a fraud against EAR’s lenders, including ICON EAR, LLC and ICON EAR II, LLC. On October 23, 2009, EAR filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Although Fund Eleven and Fund Twelve believe that they are adequately secured under the transaction documents, due to the bankruptcy filing and ongoing investigation regarding the alleged fraud, at this time it is not possible to determine their ability to collect the amounts due to them in accordance with the leases or the security received. In addition, during 2009, Fund Eleven and Fund Twelve recognized non-cash impairment charges relating to the write down in value of the semiconductor manufacturing equipment. No amount of these impairment charges represents a cash expenditure and it is not expected that any amount of these impairment charges will result in any future cash expenditures;

(xiii)
On October 30, 2009, Fund Ten amended the bareboat charters for two container vessels, the ZIM Canada and the ZIM Korea, to restructure each respective charterer’s payment obligations. The charter for the ZIM Canada was extended from June 30, 2014 to March 31, 2017 and the charter for the ZIM Korea was extended from June 30, 2014 to March 31, 2016. The purpose of the restructuring was to provide the charterers with additional flexibility while at the same time attempting to preserve Fund Ten’s projected economic return on its investment;

(xiv)
On October 30, 2009, Fund Eleven amended the bareboat charters for the four container vessels, the ZIM Andaman Sea, the ZIM Hong Kong, the ZIM Israel and the ZIM Japan Sea, to restructure each respective charterer’s payment obligations so that Fund Eleven will continue to receive payments through September 30, 2014 in accordance with each amended charter. In addition, during 2009, Fund Eleven recognized a non-cash impairment charge of approximately $35,147,000 relating to the write down in value of the four container vessels. No amount of this impairment charge represents a cash expenditure and it is not expected that any amount of this impairment charge will result in any future cash expenditures. On February 9, 2010, Fund Eleven amended the facility agreement with HSH Nordbank AG to correspond with the revised payment schedule in the charter amendments, which also cured the default under the loan agreement as of December 31, 2009;

(xv)
On December 10, 2009, Fund Eleven restructured the lease payment obligations of Teal Jones Group and Teal Jones Lumber Services, Inc. to provide them with cash flow flexibility while at the same time attempting to preserve Fund Eleven’s projected economic return on its investment; and

(xvi)
On February 22, 2010, Fund Ten received notice that its leases with Saturn Corporation (“Saturn”) were being rejected by General Motors Company (“GM”) in conjunction with GM’s petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code, filed on June 1, 2009, in which Saturn was named as a debtor. In March 2010, Fund Ten sold all of the equipment subject to lease with Saturn to unaffiliated third parties.

Although our Investment Manager expects that our affiliates’ lessees, borrowers and other financial counterparties will ultimately be able to satisfy their obligations to our affiliates, our Investment Manager will continue to review and evaluate the impact of the recession on our affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

The information presented in this section and the tables included as Exhibit B to this prospectus represent historical results of equipment leasing and finance funds sponsored by our Investment Manager. If you purchase our Interests, you will not have any ownership interest in any other businesses sponsored or owned by our Investment Manager or its affiliates as a result of your purchase. You should not assume that you will experience returns, if any, comparable to those experienced by investors in equipment leasing and finance funds sponsored by our Investment Manager and its affiliates.

Certain Financial Information of ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. for the Quarter Ended March 31, 2010

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Balance Sheets

Assets

	March 31,
	2010	December 31,
	(unaudited)	2009
Cash and cash equivalents	$36,423,766	$27,074,324
Net investment in finance lease	4,304,684	-
Leased equipment at cost (less accumulated depreciation of
$1,345,561 and $649,453, respectively)	17,449,711	13,530,536
Note receivable	9,857,589	-
Investments in joint ventures	17,483,193	17,742,829
Deferred charges, net	1,154,085	1,186,369
Other assets, net	756,537	33,006

Total Assets	$87,429,565	$59,567,064

Liabilities and Partners' Equity

Liabilities
Deferred revenue	$731,382	$227,161
Due to General Partner and affiliates	924,387	566,964
Accrued expenses and other liabilities	1,052,295	157,889

Total Liabilities	2,708,064	952,014

Commitments and contingencies (Note 10)

Partners' (Deficit) Equity
Limited Partners	84,761,809	58,640,528
General Partner	(40,308)	(25,478)

Total Partners' Equity	84,721,501	58,615,050

Total Liabilities and Partners' Equity	$87,429,565	$59,567,064

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statement of Operations
(unaudited)

Three Months Ended
March 31, 2010

Revenue:
Rental income	$1,075,749
Finance income	64,381
Income from investments in joint ventures	667,496
Interest and other income	168,953

Total revenue	1,976,579

Expenses:
Management fees	78,611
Administrative expense reimbursements	940,577
General and administrative	241,007
Depreciation and amortization	705,843

Total expenses	1,966,038

Net income	$10,541

Net income allocable to:
Limited Partners	$10,436
General Partner	105

$10,541

Weighted average number of limited
partnership interests outstanding	84,756

Net income per weighted average
limited partnership interest outstanding	$0.12

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statement of Changes in Partners' Equity

	Limited			Total
	Partnership	Limited		Partners'
	Interests	Partners	General Partner	Equity
Balance, December 31, 2009	68,411	$58,640,528	$(25,478)	$58,615,050

Net income	-	10,436	105	10,541
Proceeds from sale of limited partnership interests	30,916	30,798,446	-	30,798,446
Sales and offering expenses	-	(3,209,025)	-	(3,209,025)
Cash distributions	-	(1,478,576)	(14,935)	(1,493,511)

Balance, March 31, 2010 (unaudited)	99,327	$84,761,809	$(40,308)	$84,721,501

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statement of Cash Flows
(unaudited)

Three Months Ended
March 31, 2010

Cash flows from operating activities:
Net income	$10,541
Adjustments to reconcile net income to net cash provided by
operating activities:
Finance income	(64,381)
Income from investments in joint ventures	(667,496)
Depreciation and amortization	705,843
Changes in operating assets and liabilities:
Collection of finance leases	140,920
Other assets, net	(348,745)
Accrued expenses and other liabilities	832,791
Deferred revenue	504,221
Due to/from General Partner and affiliates, net	234,076
Distributions from joint ventures	585,996

Net cash provided by operating activities	1,933,766

Cash flows from investing activities:
Purchase of equipment	(9,001,888)
Investment in joint venture	(111,987)
Distributions from joint ventures in excess of profits	453,123
Investment in notes receivable	(10,236,727)

Net cash used in investing activities	(18,897,479)

Cash flows from financing activities:
Sale of limited partnership interests	30,798,446
Sales and offering expenses paid	(2,911,714)
Deferred charges	(80,066)
Cash distributions	(1,493,511)

Net cash provided by financing activities	26,313,155

Net increase in cash and cash equivalents	9,349,442

Cash and cash equivalents, beginning of the period	27,074,324

Cash and cash equivalents, end of the period	$36,423,766

Supplemental disclosure of non-cash investing and financing activities:
Organizational and offering expenses due to Investment Manager	$123,347
Sales commissions due to third parties	$61,615
Organizational and offering expenses charged to equity	$235,696

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2010
(unaudited)

(1)	Organization

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Partnership”) was formed on August 20, 2008 as a Delaware limited partnership.  The Partnership is engaged in one business segment, the business of investing in business-essential equipment and corporate infrastructure (collectively, “Capital Assets”), including, but not limited to, Capital Assets that are already subject to lease, Capital Assets that the Partnership purchases and leases to domestic and global businesses, loans that are secured by Capital Assets, and ownership rights to leased Capital Assets at lease expiration.  The Partnership will continue until December 31, 2020, unless terminated sooner.

The Partnership’s principal investment objective is to obtain the maximum economic return from its investments for the benefit of its partners.  To achieve this objective, the Partnership: (i) acquires a diversified portfolio by making investments in Capital Assets; (ii) makes monthly cash distributions, at the Partnership’s general partner’s discretion, to its partners commencing the month following each partner’s admission to the Partnership, continuing until the end of the operating period; (iii) will reinvest substantially all undistributed cash from operations and cash from sales of investments in Capital Assets during the operating period; and (iv) will dispose of its investments and distribute the excess cash from such dispositions to its partners beginning with the commencement of the liquidation period.

The general partner of the Partnership is ICON GP 14, LLC, a Delaware limited liability company (the “General Partner”), which is a wholly-owned subsidiary of ICON Capital Corp., a Delaware corporation (“ICON Capital”).  The General Partner manages and controls the business affairs of the Partnership, including, but not limited to, the Capital Assets the Partnership invests in pursuant to the terms of the Partnership’s limited partnership agreement (the “Partnership Agreement”).  Pursuant to the terms of an investment management agreement, the General Partner has engaged ICON Capital as an investment manager (the “Investment Manager”) to, among other things, facilitate the acquisition and servicing of the Partnership’s investments.  Additionally, the General Partner has a 1% interest in the profits, losses, cash distributions and liquidation proceeds of the Partnership.

The Partnership is currently in its offering period, which commenced on May 18, 2009 and is anticipated to end no later than May 2011.  With the proceeds from the sale of the limited partnership interests (“Interests”), the Partnership intends to invest in a diverse pool of Capital Assets and establish a cash reserve in the amount of 0.50% of the gross offering proceeds.  The initial capitalization of the Partnership was $1,001, which consisted of $1 from the General Partner and $1,000 from ICON Capital.  The Partnership is offering Interests on a “best efforts” basis with the intention of raising up to $418,000,000 of capital, consisting of 420,000 Interests, of which 20,000 have been reserved for the Partnership’s distribution reinvestment plan (the “DRIP Plan”).  The DRIP Plan allows limited partners to purchase Interests with distributions received from the Partnership and/or certain affiliates of the Partnership.  At any time prior to May 18, 2011, the Partnership may, at its sole discretion, increase the offering to a maximum of up to $618,000,000 of capital, consisting of 600,000 Interests, provided that the offering period is not extended in connection with such change.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2010
(unaudited)

(1)	Organization - continued

The Partnership’s initial closing date was June 19, 2009 (the “Commencement of Operations”), the date at which the Partnership had raised $1,200,000 and limited partners were admitted.  Upon the Commencement of Operations, the Partnership returned the initial capital contribution of $1,000 to ICON Capital.  During the period from May 18, 2009 to March 31, 2010, the Partnership sold 99,327 Interests to 2,969 limited partners, representing $99,098,585 of capital contributions.  Investors from the Commonwealth of Pennsylvania and the State of Tennessee were not admitted until the Partnership raised total equity in the amount of $20,000,000, which the Partnership achieved on August 27, 2009.  Beginning with the Commencement of Operations, the Partnership has paid or accrued sales commissions to third parties.  The Partnership has also paid or accrued various fees to the General Partner and its affiliates.  For the period from the Commencement of Operations through March 31, 2010, the Partnership paid or accrued the following fees in connection with its offering of its Interests:  (i) sales commissions to third parties in the amount of $6,788,331 and (ii) underwriting fees in the amount of $2,920,718 to ICON Securities Corp., an affiliate of the General Partner and the dealer-manager of the Partnership’s offering (“ICON Securities”).  In addition, the General Partner and its affiliates, on behalf of the Partnership, incurred organizational and offering expenses in the amount of $1,780,983. For the period from the Commencement of Operations through March 31, 2010, organizational and offering expenses in the amount of $626,899 were recorded as a reduction of partners’ equity.

Partners’ capital accounts are increased for their initial capital contribution plus their proportionate share of earnings and decreased by their proportionate share of losses and distributions. Profits, losses, cash distributions and liquidation proceeds are allocated 99% to the limited partners and 1% to the General Partner until the aggregate amount of cash distributions paid to limited partners equals the sum of the limited partners’ aggregate capital contributions plus an 8% cumulative annual return on their aggregate unreturned capital contributions, compounded daily.  After such time, distributions will be allocated 90% to the limited partners and 10% to the General Partner.

(2)	Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Partnership have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Quarterly Reports on Form 10-Q.  In the opinion of the General Partner, all adjustments considered necessary for a fair presentation have been included.  These consolidated financial statements should be read together with the consolidated financial statements and notes included in the Partnership’s Annual Report on Form 10-K for the period from the Commencement of Operations through December 31, 2009.  As operations commenced on June 19, 2009, no statements of operations and cash flows are presented for the three months ended March 31, 2009.  The results for the interim period are not necessarily indicative of the results for the full year.

The consolidated financial statements include the accounts of the Partnership and its majority-owned subsidiaries and other controlled entities.  All intercompany accounts and transactions have been eliminated in consolidation.  In joint ventures where the Partnership has majority ownership, the financial condition and results of operations of the joint venture are consolidated.  Noncontrolling interest represents the minority owner’s proportionate share of its equity in the joint venture.  The noncontrolling interest is adjusted for the minority owner’s share of the earnings, losses, investments and distributions of the joint venture.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2010
(unaudited)

(2)	Basis of Presentation and Consolidation - continued

The Partnership accounts for its noncontrolling interests in joint ventures where the Partnership has influence over financial and operational matters, generally 50% or less ownership interest, under the equity method of accounting.  In such cases, the Partnership’s original investments are recorded at cost and adjusted for its share of earnings, losses and distributions.  The Partnership accounts for investments in joint ventures where the Partnership has virtually no influence over financial and operational matters using the cost method of accounting.  In such cases, the Partnership’s original investments are recorded at cost and any distributions received are recorded as revenue.  All of the Partnership’s investments in joint ventures are subject to its impairment review policy.

Reclassifications

Certain reclassifications have been made to the accompanying consolidated financial statements in prior periods to conform to the current presentation.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an update to Accounting Standard Codification 810 – Consolidation (“ASC 810”). The update amends the consolidation guidance applicable to variable interest entities (“VIEs”) and changes how a reporting entity evaluates whether an entity is considered the primary beneficiary of a VIE and is therefore required to consolidate such VIE. ASC 810 will also require assessments at each reporting period of which party within the VIE is considered the primary beneficiary and will require a number of new disclosures related to VIEs. ASC 810 is effective for fiscal years beginning after November 15, 2009. The adoption of this guidance, effective January 1, 2010, did not have a material impact on the Partnership’s consolidated financial statements as of and for the three months ended March 31, 2010.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), amending Accounting Standards Codification 820. ASU 2010-06 requires new disclosures and clarifies existing disclosures on fair value measurements.  It requires new disclosures including (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers and (ii) separate presentation of information about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. This update also clarifies existing disclosures requiring the Partnership to (i) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type and (ii) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material effect on the Partnership’s consolidated financial statements as of and for the three months ended March 31, 2010.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2010
(unaudited)

(3)	Net Investment in Finance Lease

Net investment in finance lease consisted of the following at March 31, 2010:

March 31,
2010
Minimum rents receivable	$4,674,297
Estimated residual value	641,942
Initial direct costs, net	101,608
Unearned income	(1,113,163)

Net investment in finance lease	$4,304,684

On February 25, 2010, the Partnership, through its wholly-owned subsidiary, ICON Global Crossing VI, LLC (“ICON Global Crossing VI”), purchased and simultaneously leased back telecommunications equipment to Global Crossing Telecommunications, Inc. (“Global Crossing”).  The purchase price for the equipment was approximately $4,300,000.  The lease is for a period of thirty-six months and expires in February of 2013.  The Partnership paid an acquisition fee to the Investment Manager of approximately $107,000 relating to this transaction.

Non-cancelable minimum annual amounts due on investment in finance lease over the remaining term of the lease were as follows at March 31, 2010:

For the period April 1 to December 31, 2010	$1,201,962
For the year ending December 31, 2011	1,602,616
For the year ending December 31, 2012	1,602,616
For the year ending December 31, 2013	267,103
$4,674,297

(4)	Leased Equipment at Cost

Leased equipment at cost consisted of the following:

	March 31,	December 31,
	2010	2009
Packaging equipment	$6,535,061	$6,535,061
Telecommunications equipment	7,644,928	7,644,928
Motor coaches	4,615,283	-
	18,795,272	14,179,989
Less: Accumulated depreciation	(1,345,561)	(649,453)

	$17,449,711	$13,530,536

Depreciation expense was $696,108 for the three months ended March 31, 2010.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2010
(unaudited)

(4)	Leased Equipment at Cost - continued

On March 9, 2010, the Partnership, through its wholly-owned subsidiary, ICON Coach II, LLC (“ICON Coach II”), agreed to purchase and lease back twenty-six 2010 MCI J4500 motor coach buses from Motor Coach Industries, Inc. (“MCI”) for the aggregate purchase price of approximately $10,370,000.  ICON Coach II entered into a sixty-month lease with Dillon's Bus Service, Inc. (“DBS”) and Lakefront Lines, Inc. (“Lakefront”) that will commence on June 1, 2010.  Simultaneously with the execution of the lease, ICON Coach II purchased eleven 2010 MCI J4500 motor coach buses from MCI for the purchase price of $4,502,715 and leased the buses to DBS.  DBS paid interim rent for the period from March 9, 2010 through March 31, 2010.  Subsequent to March 31, 2010, DBS paid interim rent for the period from April 1, 2010 through May 31, 2010.  On May 13, 2010, ICON Coach II purchased fifteen 2010 MCI J4500 motor coach buses from MCI for the purchase price of $5,865,450 and simultaneously leased the buses to Lakefront.  Lakefront paid interim rent for the period from May 13, 2010 through May 31, 2010.  The obligations of DBS and Lakefront are guaranteed by Coach America Holdings, Inc. and CUSA, LLC.  The Partnership paid an acquisition fee to its Investment Manager of approximately $259,000 relating to this transaction.

Aggregate annual minimum future rentals receivable from the Partnership’s non-cancelable operating leases over the next five years consisted of the following at March 31, 2010:

For the period April 1 to December 31, 2010	$3,698,311
For the year ending December 31, 2011	5,017,553
For the year ending December 31, 2012	4,473,391
For the year ending December 31, 2013	2,143,729
For the year ending December 31, 2014	1,283,365
Thereafter	67,090
$16,683,439

(5)	Note Receivable

On March 3, 2010, the Partnership, through its wholly-owned subsidiary, ICON Northern Leasing III, LLC (“ICON NL III”), provided a senior secured term loan in the aggregate amount of $9,857,589 to Northern Capital Associates XVIII, L.P. (“NCA XVIII”), Northern Capital Associates XV, L.P. (“NCA XV”) and Northern Capital Associates XIV, L.P. (“NCA XIV”) (collectively “NL III”).  The loan is secured by (i) an underlying pool of leases for credit card machines of NCA XVIII; (ii) an underlying pool of leases for credit card machines of NCA XV (subject only to the first priority security interest of ICON Northern Leasing II, LLC (“ICON NL II”)), and (iii) an underlying pool of leases for credit card machines of NCA XIV (subject only to the first priority security interest of ICON Northern Leasing, LLC and second priority security interest of ICON NL II).  Interest on the secured term loan accrues at a rate of 18% per year.  The loan is payable monthly in arrears for a period of 48 months.  The obligations of NL III are guaranteed by Northern Leasing Systems, Inc.  The Partnership paid an acquisition fee to the Investment Manager of approximately $379,000 relating to this transaction.

(6)	Investments in Joint Ventures

On June 26, 2009, the Partnership and ICON Leasing Fund Twelve, LLC, an entity managed by the Investment Manager (“Fund Twelve”), entered into a joint venture, ICON Atlas, LLC (“ICON Atlas”), for the purpose of investing in eight new Ariel natural gas compressors (the “Gas Compressors”) from AG Equipment Co. (“AG”).  On June 26, 2009, ICON Atlas purchased four of the Gas Compressors from AG for approximately $4,270,000. Simultaneously with the purchase, ICON Atlas entered into a lease with Atlas Pipeline Mid-Continent, LLC (“APMC”), an affiliate of Atlas Pipeline Partners, L.P. (“APP”).

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2010
(unaudited)

(6)	Investments in Joint Ventures - continued

On August 17, 2009, ICON Atlas purchased the four additional Gas Compressors from AG for approximately $7,028,000.  Simultaneously with that purchase, ICON Atlas entered into a second schedule to the lease with APMC.  Each schedule is for a period of 48 months and expires on August 31, 2013.  The obligations of APMC are guaranteed by its parent company, APP.  The Partnership contributed approximately $5,084,000 to ICON Atlas and the Partnership’s and Fund Twelve’s ownership interests in ICON Atlas are 45% and 55%, respectively.  The Partnership paid an acquisition fee to the Investment Manager in the amount of approximately $127,000 in connection with this transaction.

The results of operations of ICON Atlas are summarized below:

Three Months Ended
March 31, 2010
Revenue	$613,955
Net income	$379,403
Partnership's share of net income	$170,732

On June 29, 2009, the Partnership and Fund Twelve entered into a joint venture, ICON ION, LLC (“ICON ION”), for the purpose of making secured term loans (the “ION Loans”) in the aggregate amount of $20,000,000 to ARAM Rentals Corporation, a Canadian bankruptcy remote Nova Scotia unlimited liability company (“ARC”) and ARAM Seismic Rentals Inc., a U.S. bankruptcy remote Texas corporation (“ASR,” together with ARC, collectively referred to as the “ARAM Borrowers”).  On that date, ICON ION funded the first tranche of the ION Loans in the amounts of $8,825,000 and $3,675,000 to ARC and ASR, respectively.  On July 20, 2009, ICON ION funded the second tranche of the ION Loans to ARC in the amount of $7,500,000.

The ARAM Borrowers are wholly-owned subsidiaries of ION Geophysical Corporation, a Delaware corporation (“ION”).  The ION Loans are secured by (i) a first priority security interest in all of the ARAM analog seismic system equipment owned by the ARAM Borrowers and (ii) a pledge of all of the equity interests in the ARAM Borrowers.  In addition, ION guaranteed all obligations of the ARAM Borrowers under the ION Loans.  Interest accrues at the rate of 15% per year and the ION Loans are payable monthly in arrears for a period of 60 months beginning on August 1, 2009.  The Partnership contributed $9,000,000 to ICON ION and the Partnership’s and Fund Twelve’s ownership interests in ICON ION are 45% and 55%, respectively.  The Partnership paid an acquisition fee to the Investment Manager in the amount of $225,000 in connection with this transaction.

The results of operations of ICON ION are summarized below:

Three Months Ended
March 31, 2010
Revenue	$753,324
Net income	$647,756
Partnership's share of net income	$291,490

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2010
(unaudited)

(6)	Investments in Joint Ventures - continued

On December 23, 2009, ICON Quattro, LLC (“ICON Quattro”), a joint venture owned 45% by the Partnership and 55% by Fund Twelve, participated in a £24,800,000 loan facility by making a second priority secured term loan to Quattro Plant Limited (“Quattro Plant”) in the amount of £5,800,000.  Quattro Plant is a wholly-owned subsidiary of Quattro Group Limited (“Quattro Group”).  The loan is secured by (i) all of Quattro Plant’s rail support construction equipment, which consists of railcars, attachments to railcars, bulldozers, excavators, tractors, lowboy trailers, street sweepers, service trucks, forklifts (collectively, the “Construction Equipment”) and any other existing or future asset owned by Quattro Plant, (ii) all of Quattro Plant’s accounts receivable, and (iii) a mortgage over certain real estate in London, England owned by the majority shareholder of Quattro Plant.  In addition, ICON Quattro will receive a key man insurance policy insuring the life of the majority shareholder of ICON Quattro in an amount not less than £5,500,000 and not more than £5,800,000.  All of Quattro Plant’s obligations under the loan are guaranteed by Quattro Group and its subsidiaries, Quattro Hire Limited and Quattro Occupational Academy Limited (collectively, the "Quattro Companies").

Interest on the secured term loan accrues at a rate of 20% per year and the loan will be amortized to a balloon payment of 15% of the principal at the end of the term.  The loan is payable monthly in arrears for a period of 33 months, which began on January 1, 2010.  Quattro Plant has the option to prepay the entire outstanding amount of the loan beginning January 1, 2012 in consideration for a fee of 5% of the amount being prepaid.

Simultaneously with ICON Quattro's loan, KBC Bank N.V. (“KBC”), an entity not affiliated with the Partnership, participated in the £24,800,000 loan facility by making a loan of £19,000,000 to Quattro Plant (the “KBC Loan”).  The KBC Loan is secured by (i) a first priority security interest in all of Quattro Plant’s Construction Equipment and any other existing or future asset owned by Quattro Plant and (ii) a first priority security interest in all of Quattro Plant’s accounts receivable.

Simultaneously with the consummation of ICON Quattro’s loan and the KBC Loan, ICON Quattro, KBC, Quattro Plant, Quattro Group and the Quattro Companies entered into an intercreditor deed governing the relationship between ICON Quattro and KBC.  In the event either ICON Quattro or KBC seeks to enforce its security interest under its respective loan, the proceeds from the enforcement of any security interest shall be applied (i) first, to pay all costs and expenses incurred by or on behalf of ICON Quattro or KBC, (ii) second, to KBC in an amount that would allow KBC to receive its return on its investment, and (iii) third, to ICON Quattro in an amount that would allow ICON Quattro to receive its return on its investment.  The Partnership paid an acquisition fee to the Investment Manager of approximately $327,000 relating to this transaction.

The results of operations of ICON Quattro are summarized below:

Three Months Ended
March 31, 2010
Revenue	$584,537
Net income	$456,164
Partnership's share of net income	$205,274

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2010
(unaudited)

(7)	Revolving Line of Credit, Recourse

The Partnership and certain entities managed by the Investment Manager, ICON Income Fund Eight B L.P. (“Fund Eight B”), ICON Income Fund Nine, LLC (“Fund Nine”), ICON Income Fund Ten, LLC (“Fund Ten”), ICON Leasing Fund Eleven, LLC (“Fund Eleven”) and Fund Twelve (together with the Partnership, Fund Eight B, Fund Nine, Fund Ten, and Fund Eleven, the “ICON Borrowers”), are parties to a Commercial Loan Agreement, as amended (the “Loan Agreement”), with California Bank & Trust (“CB&T”).  The Loan Agreement provides for a revolving line of credit of up to $30,000,000 pursuant to a senior secured revolving loan facility (the “Facility”), which is secured by all assets of the ICON Borrowers not subject to a first priority lien, as defined in the Loan Agreement. Each of the ICON Borrowers is jointly and severally liable for all amounts borrowed under the Facility. At March 31, 2010, no amounts were accrued related to the Partnership’s joint and several obligations under the Facility. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, on the present value of the future receivables under certain lease agreements and loans in which the ICON Borrowers have a beneficial interest.

The Facility expires on June 30, 2011 and the ICON Borrowers may request a one year extension to the revolving line of credit within 390 days of the then-current expiration date, but CB&T has no obligation to extend. The interest rate for general advances under the Facility is CB&T’s prime rate and the interest rate on up to five separate non-prime rate advances that are permitted to be made under the Facility is the rate at which U.S. dollar deposits can be acquired by CB&T in the London Interbank Eurocurrency Market plus 2.5% per year, provided that neither interest rate is permitted to be less than 4.0% per year. The interest rate at March 31, 2010 was 4.0%.  In addition, the ICON Borrowers are obligated to pay a quarterly commitment fee of 0.50% on unused commitments under the Facility.

Aggregate borrowings by all ICON Borrowers under the Facility amounted to $700,000 at March 31, 2010, all of which was borrowed by Fund Ten.  Subsequent to March 31, 2010, Fund Ten borrowed an additional $650,000 under the Facility, which increased Fund Ten’s outstanding loan balance to $1,350,000.

Pursuant to the Loan Agreement, the ICON Borrowers are required to comply with certain covenants.  At March 31, 2010, the ICON Borrowers were in compliance with all covenants.

(8)	Transactions with Related Parties

The Partnership has entered into certain agreements with the General Partner, the Investment Manager and ICON Securities, whereby the Partnership pays certain fees and reimbursements to these parties.  ICON Securities is entitled to receive a 3% underwriting fee out of the gross proceeds from sales of the Partnership’s Interests.

The Partnership pays the Investment Manager (i) an annual management fee, payable monthly, equal to 3.50% of the gross periodic payments due and paid from the Partnership’s investments and (ii) acquisition fees, through the end of the operating period, equal to 2.50% of the Purchase Price of each investment the Partnership makes in Capital Assets.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2010
(unaudited)

(8)	Transactions with Related Parties - continued

In addition, the Partnership reimburses the General Partner and its affiliates for organizational and offering expenses incurred in connection with the Partnership’s organization and offering.  The reimbursement of these expenses will be capped at the lesser of 1.44% of the gross offering proceeds (assuming all of the Interests are sold in the offering) and the actual costs and expenses incurred by the General Partner and its affiliates.  Accordingly, the General Partner and its affiliates may ultimately be reimbursed for less than the actual costs and expenses incurred.  These costs may include, but are not limited to, legal, accounting, printing, advertising, administrative, investor relations and promotional expenses for registering, offering and distributing the Partnership’s Interests to the public.  The General Partner also has a 1% interest in the Partnership’s profits, losses, cash distributions and liquidation proceeds.

In addition, the General Partner and its affiliates are reimbursed for administrative expenses incurred in connection with the Partnership’s operations.  Administrative expense reimbursements are costs incurred by the General Partner or its affiliates that are necessary to the Partnership’s operations.  These costs include the General Partner’s and its affiliates’ legal, accounting, investor relations and operations personnel costs, as well as professional fees and other costs that are charged to the Partnership based upon the percentage of time such personnel dedicate to the Partnership.  Excluded are salaries and related costs, office rent, travel expenses and other administrative costs incurred by individuals with a controlling interest in the General Partner.

Fees and other expenses paid or accrued by the Partnership to the General Partner or its affiliates were as follows:

			Three Months Ended
Entity	Capacity	Description	March 31, 2010
ICON Capital Corp.	Investment Manager	Organizational and offering
		expense reimbursements (1)	$203,413
ICON Securities Corp.	Dealer-Manager	Underwriting fees (2)	894,330
ICON Capital Corp.	Investment Manager	Acquisition fees (3)	745,332
ICON Capital Corp.	Investment Manager	Management fees (4)	78,611
ICON Capital Corp.	Investment Manager	Administrative expense
		reimbursements (4)	940,577
			$2,862,263

(1) Amount capitalized and charged to partners' equity.
(2) Amount charged directly to partners' equity.
(3) Amount capitalized and amortized to operations over the estimated service period in accordance with the Partnership's accounting policies.
(4) Amount charged directly to operations.

At March 31, 2010, the Partnership had a net payable of $924,387 due to the General Partner and its affiliates that primarily consisted of administrative expense reimbursements in the amount of approximately $690,577.

From April 1, 2010 to May 10, 2010, the Partnership raised an additional $14,979,360 in capital contributions and has paid or accrued underwriting fees to ICON Securities in the amount of $425,013.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2010
(unaudited)

(9)	Fair Value Measurements

Fair value information with respect to the Partnership’s leased assets and liabilities is not separately provided since (i) the current accounting pronouncements do not require fair value disclosures of lease arrangements and (ii) the carrying value of financial assets, other than lease-related investments, and the recorded value of recourse debt approximate fair value due to their short-term maturities and variable interest rates. The estimated fair value of the Partnership’s note receivable was based on the discounted value of future cash flows expected to be received from the loan based on recent transactions of this type.

	March 31, 2010
	Carrying Amount	Fair Value
Fixed rate note receivable	$9,857,589	$10,357,363

(10)	Commitments and Contingencies

At the time the Partnership acquires or divests of its interest in a Capital Asset, the Partnership may, under very limited circumstances, agree to indemnify the seller or buyer for specific contingent liabilities.  The General Partner believes that any liability that may arise as a result of any such indemnification obligations will not have a material adverse effect on the consolidated financial condition of the Partnership taken as a whole.

(11)	Subsequent Events

On April 1, 2010, the Partnership sold to an unaffiliated third party, Hardwood Partners, LLC: (i) 4.805% of its interest in ICON Quattro for the purchase price of $450,000, (ii) 4.467% of its interest in ICON Atlas for the purchase price of $450,000, (iii) 2.384% of its interest in ICON ION for the purchase price of $450,000 and (iv) 9.084% of its interest in ICON Global Crossing VI for the purchase price of $1,000,000.

S-20